SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2004 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION

(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 7, 2004

By:: [signature]
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	2003 Annual Report

EXHIBIT 99.1

ANNUAL REPORT 2003



VISION

Masonite's primary objective is to increase shareholder value by pursuing strategic growth through focusing on one product line — doors — and expanding into all significant markets throughout the world. With manufacturing facilities in twelve countries and sales worldwide, Masonite has continuously expanded through start-ups and acquisitions. It has increased sales in both domestic and export markets through innovative merchandising and marketing initiatives that emphasize quality, value and service. As demand for building products increases outside North America, Masonite's manufacturing, merchandising and sales expertise position it to become the leading door company in the world.

TABLE OF CONTENTS

Vous pouvez vous procurer une version française de ce rapport au siège social de la société à Toronto.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Monday, May 3rd, 2004, starting at 10:00 a.m. in the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada

MASONITE INTERNATIONAL CORPORATION
IS A PUBLIC COMPANY INCORPORATED IN CANADA.
ITS COMMON SHARES TRADE ON THE
NEW YORK STOCK EXCHANGE (SYMBOL:MHM),
AND THE TORONTO STOCK EXCHANGE (SYMBOL:MHM).
MASONITE INTERNATIONAL CORPORATION
IS A UNIQUE, INTEGRATED, GLOBAL BUILDING
PRODUCTS COMPANY WITH ITS CORPORATE
HEADQUARTERS IN MISSISSAUGA, ONTARIO AND ITS
INTERNATIONAL ADMINISTRATIVE OFFICES
IN TAMPA, FLORIDA. IT OPERATES OVER 75 FACILITIES
IN 12 COUNTRIES IN NORTH AMERICA,
SOUTH AMERICA, EUROPE, ASIA AND AFRICA AND HAS
OVER TWELVE THOUSAND EMPLOYEES.
THE COMPANY SELLS ITS PRODUCTS TO CUSTOMERS
IN OVER 50 COUNTRIES.

FINANCIAL HIGHLIGHTS

(U.S. dollars in thousands, except per share data)	**2003**	2002
Sales	**$ 1,777,238**	$ 1,619,516
Net income for the year[1]	**$ 107,671**	$ 89,543
Shareholders' equity	**$ 732,640**	$ 552,441
Book value per common share	**$ 13.46**	$ 10.34
Net income per share, basic[2]	**$ 2.00**	$ 1.70
Net income per share, diluted[2]	**$ 1.95**	$ 1.65
Average common shares outstanding	**53,857,000**	52,628,000

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(U.S. dollars in thousands, except per share data)

	First Quarter		Second Quarter	
	2003	2002	**2003**	2002
Sales	**$ 402,217**	$ 380,571	**$ 456,955**	$ 415,457
Net income for the period	**$ 20,344**	$ 16,112	**$ 27,339**	$ 22,046
Net income per share for the period, basic[2]	**$ 0.38**	$ 0.31	**$ 0.51**	$ 0.42
Net income per share for the period, diluted[2]	**$ 0.37**	$ 0.30	**$ 0.50**	$ 0.41

	Third Quarter[1]		Fourth Quarter	
	2003	2002	**2003**	2002
Sales	**$ 462,169**	$ 427,680	**$ 455,897**	$ 395,808
Net income for the period	**$ 30,790**	$ 29,176	**$ 29,198**	$ 22,209
Net income per share for the period, basic[2]	**$ 0.57**	$ 0.55	**$ 0.54**	$ 0.42
Net income per share for the period, diluted[2]	**$ 0.56**	$ 0.53	**$ 0.53**	$ 0.40

(1) Net income for 2002 includes Gain on refinancing, net of $2,990.

(2) The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

SUMMARY OF SELECT FINANCIAL DATA

(U.S. dollars in thousands, except per share data)	**2003**	2002[2]	2001[2]	2000	1999
Sales	**$1,777,238**	$1,619,516	$1,421,602	$1,291,775	$1,139,804
Gross profit	**$ 397,060**	$ 365,308	$ 266,675	$ 216,101	$ 209,404
Operating profit	**$ 183,188**	$ 165,938	$ 107,537	$ 81,668	$ 86,168
Interest	**$ 35,536**	$ 43,767	$ 32,456	$ 23,629	$ 18,222
Net income	**$ 107,671**	$ 89,543	$ 39,460	$ 37,571	$ 43,783
Net income per share, basic	**$ 2.00**	$ 1.70	$ 0.84	$ 0.86	$ 1.02
Net income per share, diluted	**$ 1.95**	$ 1.65	$ 0.84	$ 0.85	$ 1.00
Current assets	**$ 755,588**	$ 583,506	$ 628,042	$ 430,925	$ 363,372
Property, plant and equipment	**$ 752,110**	$ 711,601	$ 614,216	$ 321,397	$ 289,254
Total assets	**$1,693,151**	$1,462,791	$1,442,286	$ 830,506	$ 713,548
Current liabilities	**$ 370,603**	$ 285,375	$ 339,368	$ 179,664	$ 196,345
Long-term debt	**$ 447,260**	$ 498,000	$ 591,419	$ 291,787	$ 194,114
Shareholders' equity	**$ 732,640**	$ 552,441	$ 405,222	$ 319,828	$ 305,225
Working capital	**$ 384,985**	$ 298,131	$ 288,674	$ 251,261	$ 167,027
Current ratio	**2.04**	2.04	1.85	2.40	1.85
Debt to equity ratio[1]	**0.49**	0.89	1.66	0.99	0.80

In 2002 the Company ceased amortizing goodwill.

[1] Interest bearing debt net of cash.

[2] Net income for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

PRESIDENT'S MESSAGE

MASONITE INTERNATIONAL CORPORATION DEFINES THE WAY THAT DOORS ARE DESIGNED, MANUFACTURED, MERCHANDISED AND SOLD THROUGHOUT THE WORLD.

IN 2003, THE COMPANY'S SALES GROWTH WAS ACCOMPANIED BY A SUBSTANTIAL INCREASE IN NET INCOME AND EARNINGS PER SHARE. THE BALANCE SHEET ALSO IMPROVED WITH A SIGNIFICANT REDUCTION IN DEBT.



Philip S. Orsino
President and Chief Executive Officer

Operating Results Sales for 2003 were $1.78 billion, up 9.7% from $1.62 billion in 2002. Organic growth accounted for the increase in sales and was the result of higher exterior entry door sales, new product launches and the "all-products strategy" initiated during the year.

Net income for 2003 was $107.7 million, compared to $89.5 million in 2002. Earnings per share of $2.00 is an increase of approximately 18% from earnings per share of $1.70 in 2002.

The debt to equity ratio decreased to 0.49:1.0 at December 31, 2003, compared to 0.89:1.0 a year earlier.

As disclosed on December 8, 2003, Masonite signed a definitive agreement to acquire the residential entry door business of The Stanley Works for $161 million in cash. Closing of the transaction was subject to certain governmental approvals, which the Company received, and the transaction was completed on March 2, 2004. The acquisition was funded by senior bank financing which is explained in detail in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Leading-edge Technology Product innovation is central to Masonite's long-term growth strategy. The Company continues to develop leading-edge processes and materials that put us at the forefront of our industry.

Using the latest technology at our state-of-the-art research and development centre, Masonite consistently delivers the best in new designs and products in both the interior door and entry door systems categories. In 2003, the Company launched several new premium wood composite molded interior doors and fiberglass exterior doors and also began development of several unique product lines to be introduced in 2004 and 2005.

The technological breakthroughs and product advances for which the Company has developed a reputation ensures the strength of our position in the global marketplace.

Marketing Strategy Established in 2003, Masonite's "all-products strategy" provides our retail and wholesale customers with the most innovative and the widest range of doors available. By offering a complete selection of interior and exterior doors, the Company provides customers in both the home improvement and wholesale sectors with the opportunity to market Masonite's complete product line.

Masonite's commitment to continuously strengthen our logistics and distribution capabilities, our levels of service and our merchandising expertise reinforces the "all-products strategy" initiative. The positive reception of this initiative from both retail and wholesale customers is evidence of the effectiveness of the strategy.

In addition, advertising of products to the trade and consumer markets supports and complements our objective of increasing sales growth.

Building Market Share As part of our commitment to growing the top line, Masonite is focused on building market share in the exterior entry door category to levels that are comparable to those for our interior doors.

During 2003, the Company successfully grew sales in exterior doors and intends to build on this momentum in 2004 and 2005. The acquisition of the residential entry door business of The Stanley Works is both a clear continuation of Masonite's focused strategy in the door business worldwide and of our emphasis on the exterior door market. Stanley's steel and fiberglass entry doors and systems are known for their high quality and this business accelerates Masonite's "all-products strategy" initiative. The acquisition presents opportunities for more effective global procurement of raw materials, product development and standardization and more efficient logistics. As well, we expect to achieve substantial operating efficiencies across all our residential door product lines.

Global Growth World markets for doors manufactured with wood composite molded door facings continues to grow. We believe that, whether it manufactures the doors or sells the composite components, the Company will see accelerated growth in world markets in 2004 and beyond.

As an international leader, Masonite is committed to establishing as strong a position in Europe as we enjoy in North America. The Company's operations in both the United

Kingdom and France are fully integrated and market share in each country is growing. Other western European markets are also becoming significant to Masonite. In addition, eastern Europe presents excellent growth potential. Finally, the Company is actively pursuing opportunities to expand sales in Asia and South America and is well-positioned to build stronger growth in these geographic markets.

Our People Masonite has built a dynamic culture of growth. Being part of a growing company has inspired and energized our people worldwide. We thank all our employees for the effort and enthusiasm that they bring to their job every day in each of our plants and sales territories around the world.

We are grateful for the wise counsel and continued support of our Board of Directors. Their commitment to strong corporate governance, and their thorough engagement in and endorsement of our strategic direction, is a profound benefit to the Company.

Long-term Shareholder Value Masonite's primary objective is to utilize our resources to continue to build global leadership.

In 2003, the Company continued to grow sales organically, improve margins and strengthen the balance sheet through repayment of debt.

Going forward, Masonite possesses the capacity for continued growth. Through new product development and building on our strengths in technology, logistics, merchandising and service we will remain focused on long-term shareholder value.

Philip S. Orsino
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANAYLSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION HAS BEEN PREPARED BY MANAGEMENT AND IS A REVIEW OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31,2002 BASED UPON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS SPECIFIED OTHERWISE.

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. NOTE 17 TO THOSE STATEMENTS DESCRIBES DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Overview of the Business Masonite International Corporation ("Masonite" or "the Company") is one of the world's largest manufacturers and merchandisers of doors, door components and door entry systems to the home improvement and home construction markets. Masonite operates over 75 facilities in 12 countries and has over 12,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company's sales of doors, door components and door entry systems are used for home improvement and repair projects.


Consolidated Sales
(millions)
$2000
1500
1000
500
$ 0
99
00
01
02
03

Subsequent Event On December 8, 2003, Masonite announced that a definitive agreement had been reached to acquire the residential entry door business of The Stanley Works ("Stanley"). This transaction was completed on March 2, 2004. The purchase price was approximately $161 million and was settled in cash. Stanley's entry door business manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley's entry door business annual sales are approximately $200 million. The acquisition was funded through incurrence of additional bank indebtedness.



10

Selected Consolidated Financial Information

(thousands of dollars, except per share amounts)	2003	2002	2001
Operating Data			
Sales	**$1,777,238**	$1,619,516	$1,421,602
Net income	**107,671**	89,543	39,460
Net income per share*			
Basic	**2.00**	1.70	0.84
Diluted	**1.95**	1.65	0.84
Balance Sheet Data			
Total assets	**1,693,151**	1,462,791	1,442,286
Long-term debt	**447,260**	498,000	591,419

*Based on weighted average number of common shares of the Company outstanding during the year.

Results of Operations Consolidated sales in 2003 increased 9.7%, or $157.7 million, to approximately $1.78 billion from sales of $1.62 billion in 2002. This represents the highest level of revenue ever reported by the Company. Over the last five years the Company's revenues have increased at an annual compounded rate of 13.3% through a combination of acquisitions, gains in market share and new product introductions. Increased unit volume in 2003 primarily accounted for the year over year sales increase. Higher unit sales volumes were generated by a combination of factors that included execution of the Company's all products sales strategy, continued strong demand for building products in most of Masonite's principal markets and introduction of new products. Revenue generated by facilities in Masonite's two principal geographic regions, North America and Europe and other, was approximately 81% and 19%, respectively, in 2003 compared to approximately 82% and 18% in 2002. The proportion of the Company's sales in North America decreased slightly from 2002 primarily because of the increase in the exchange rates of the euro and U.K. pound sterling relative to the U.S. dollar over the last year. The proportion of revenues from interior and exterior products has remained unchanged at approximately 66% and 34%, respectively, in both 2003 and 2002.

EBITDA*
(millions)


$250
200
150
100
50
$ 0
99
00
01
02
03

*See discussion of non-GAAP financial measures.

Cost of sales, expressed as a percentage of sales, was 77.66% in 2003, an increase of 0.22% from 77.44% in 2002. This slight increase in cost of sales, as a percentage of revenues, was primarily attributable to small shifts in product and customer mix.

Selling, general and administrative expenses as a percentage of sales decreased in 2003 to 9.1% from 9.6% in 2002. The percentage decreased primarily because the Company had established a sales and administrative structure in mid-2002 that could support annualized sales activity ranging from approximately $1.70 to $1.85 billion. Since June 30, 2002, selling, general and administrative expenses have been incurred in a relatively narrow quarterly range of $39 million to $42 million, while sales have increased over that time from an annualized rate of $1.71 billion in the third quarter of 2002 to $1.82 billion in the fourth quarter of 2003.

During 2003, Masonite continued to harmonize the Company's various employee benefit plans. As part of this process certain defined benefit pension plans in the United States were curtailed and other defined contribution pension plans in the United States were enhanced. The curtailment resulted in $5.3 million of pension income being recorded in 2003 related to the defined benefit plans, while the enhancements increased pension expense for the defined contribution plans by $2.5 million during 2003 over comparative costs absorbed in 2002.

Earnings per share
by Quarter
($US)


$.60
.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
$ 0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
02
03

Increasingly the investment and banking industries calculate and analyze the performance of a company using an EBITDA measurement. The calculation of EBITDA* as a percentage of sales for Masonite over the last five years is as follows:

2003	2002	2001	2000	1999
13.2%	13.0%	10.1%	8.5%	9.6%

*See discussion of non-GAAP financial measures

At the end of 2001, management set a target of earning a 14% EBITDA margin by the end of 2004. Masonite International earned a 13.2% EBITDA margin in 2003. Management continues to target achieving an annualized 14% margin by the end of 2004.

Depreciation and amortization expense increased $3.7 million in 2003 to $48.6 million from $44.9 million in 2002. This is at the upper end of the range of $47 million to $48 million that was estimated in the 2002 Management Discussion and Analysis. The rise in depreciation and amortization is principally due to capital expenditure programs undertaken during 2003 and 2002.

Interest expense decreased approximately $8.2 million in 2003 to $35.5 million. The decrease in financing costs is largely due to continued repayment of bank debt from cash flow generated by the Company's operations. Interest expense of $35.5 million in 2003 is

$1.5 million higher than the $34 million expense forecast in the 2002 Management Discussion and Analysis because debt reduction occurred somewhat more slowly than anticipated throughout 2003.

The Company realized a net gain of $3.0 million in the third quarter of 2002 on a refinancing of its debt. In the fourth quarter of 2003, Masonite recognized a $2.2 million loss on the sale of non-core assets. This was a non-cash loss and it is included in the other expense caption on the statement of income.

Masonite's effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The combined effective rate of 23.3% in 2003 was slightly higher than the effective rate of 22.3% in 2002. However, excluding the income tax effect from refinancing charges in 2002, the Company's combined effective 2002 income tax rate was slightly higher at 24.3%. The combined income tax rate of 23.3% in 2003 is slightly lower than the forecast range of 24% to 26% and is due to more taxable income being earned in lower rate jurisdictions than in 2002. Management expects the Company's combined effective income tax rate in 2004 to be in the range of 24% to 25%.

Earnings per Share*


$2.00
1.75
1.50
1.25
1.00
.75
.50
.25
$ 0
99
00
01
02
03

*Earnings per share for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

The Company's 2003 net income increased approximately $18.1 million to $107.7 million ($2.00 per share) from $89.5 million in 2002 ($1.70 per share). Masonite's 2003 net income is a record level of profitability for the Company. Basic earnings per share of $2.00 in 2003 and $1.70 in 2002 are calculated using the weighted average number of shares outstanding for the year of 53.9 million and 52.6 million, respectively. Calculations of diluted earnings per share of $1.95 in 2003 and $1.65 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period. Approximately 2.7 million share options with an exercise price lower than the average market price were outstanding at December 31, 2003 at prices ranging from $6.67 to $21.14 per share. There were approximately 3.7 million share options with an exercise price below the average market price outstanding at December 31, 2002 at prices ranging from $5.26 to $14.11. Additional information on the Company's stock option plan is contained in Note 8 of the Consolidated Financial Statements.

The cumulative unrealized foreign currency translation gain of $62.1 million as at December 31, 2003, which is a component of shareholders' equity, is approximately $62.8 million



higher than the $0.7 million accumulated unrealized loss in the account at the previous year end. The increase in this balance during 2003 was primarily the result of the continued strengthening of the euro, the U.K. pound sterling and the Canadian dollar compared to the Company's reporting currency, the U.S. dollar. There was a corresponding net increase of the translated value of the Company's net investment in the assets and liabilities of self-sustaining foreign operations.

Liquidity and Capital Resources

CAPITAL STRUCTURE COMPOSITION (%) *As at December 31*

	2003	2002	2001
Shareholders' equity	53.7%	45.4%	33.1%
Non-controlling interest	2.6	2.3	2.3
Short-term debt	0.5	0.3	8.6
Long-term debt*	35.4	43.9	40.0
Subordinated long-term debt	–	–	9.6
Future income taxes	7.8	8.1	6.4
	100.0%	100.0%	100.0%

* Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

The Company last raised additional common share equity in 2001 by issuing 7.15 million common shares for net cash proceeds of $63.2 million.

The Company amended its senior credit facility in the third quarter of 2002. The amended senior credit facility now consists of a $100 million long-term revolving bank loan and two term loans that initially totaled $550 million. Approximately $460 million of the two term loans is outstanding at December 31, 2003. The terms of the banking facility are contained in Note 7 of the Consolidated Financial Statements.

In the fourth quarter of 2003 Masonite negotiated further amendments to its senior credit facility to provide additional debt financing for the Stanley acquisition that was completed on March 2, 2004.

The following table summarizes the Company's significant contractual obligations and commercial commitments.



Contractual Obligation Payments Due by Period

(In millions of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Short-term debt	$ 6.6	$ 6.6	$ -	$ -	$ -
Long-term debt	482.8	35.5	29.7	417.0	0.6
Operating leases	51.7	14.9	16.6	9.2	11.0
Commercial commitments	95.0	31.8	41.0	22.2	-
Total contractual cash obligations	$636.1	$88.8	$87.3	$448.4	$11.6

Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction.

Total Assets
(millions)


$1,750
1,500
1,250
1,000
750
500
250
$ 0
99
00
01
02
03

Maintaining significant levels of liquidity and cash flow are important components of the Company's financial strategy. During 2003, Masonite used $154.8 million of cash generated from operations, the cash proceeds from asset sales of $13.9 million and the issuance of common shares from the exercise of stock options for $9.5 million to fund additions to property, plant and equipment of $49.5 million, repay $48.8 million of debt, fund acquisitions of $4.5 million and undertake additional other investing activities of $8.7 million.

The Company's working capital ratio remained unchanged at 2.04:1.0 for both December 31, 2003 and 2002. Masonite's year-end working capital ratio has been in the range of 1.85:1.0 to 2.40:1.0 over the last five years.

Revolving bank credit lines are maintained to ensure short-term availability of funds. Masonite and its subsidiaries had approximately $120 million of revolving bank credit facilities established at December 31, 2003. Nothing was drawn at December 31, 2003 on the Company's main $100 million revolving bank loan. Approximately $6.6 million of the Company's $20 million of other current revolving bank lines was utilized at the end of 2003 and was classified as current bank indebtedness. The Company also had cash on hand of $129.7 million as at December 31, 2003.

Information on the Company's debt maturities is disclosed in Note 7 of the Consolidated Financial Statements. The aggregate amount of long-term debt repayment required over



the next five years is approximately $482 million as at December 31, 2003 compared to $225 million at December 31, 2002. The increase in the required debt repayment of $257 million is attributable to inclusion for the first time of the final balloon payments on the Company's senior secured bank term loans that are due in 2008. Scheduled repayments of the senior secured bank term facility over the next five years are approximately $460 million. Accelerated repayment of bank term loans may be required depending upon the generation of excess cash flow as defined in the credit agreement.

One of the Company's principal objectives during 2003 was to continue to repay bank debt outstanding at December 31, 2002. It was Masonite's intention to reach an interest bearing debt to equity ratio (see discussion on non-GAAP financial measures) of 0.6:1.0 by or before December 31, 2004. Debt reduction is primarily from the application of cash generated from operations during 2003 was sufficient to achieve an interest bearing debt to equity ratio of 0.49:1.0 at December 31, 2003, down from 0.89:1.0 at December 31, 2002. As a result of funding the Stanley acquisition, the Company's estimated debt to equity ratio increased to approximately 0.75:1.0. Management anticipates that cash flow from operations will provide the funds to repay the remaining bank term loans at their respective maturity dates.

Interest bearing debt to equity*


2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
99
00
01
02
03

*See discussion of non-GAAP financial measures.

Masonite's debt has been rated below investment grade by Moody's and Standards & Poor's as Ba2 and BB+, respectively, with a stable outlook. Following the announcement of the pending acquisition of Stanley's entry door business, the Company reviewed the transaction with both Moody's and Standard & Poor's. Masonite funded the acquisition by increasing its bank facility term loans by approximately $200 million. Both rating agencies have indicated that no revision of their ratings will be forthcoming as a result of the acquisition. It is the Company's longer term intention to obtain investment grade status from both rating agencies at the earliest opportunity. Achievement of investment grade status should permit Masonite to continue to improve borrowing terms.

Management believes that its current cash balance plus cash flows from operations and the additional bank term loan referred to in the preceding paragraph will be sufficient to fund its near-term working capital and other investment needs.

Off-Balance Sheet Arrangements The Company does not have any material off-balance sheet arrangements other than those disclosed in Notes 5, 7, 11 and 12 to the consolidated financial statements.



Capital Investment Additions to property, plant and equipment in 2003 were $49.5 million compared to $43.5 million in 2002. This is higher than the range of $40 million to $45 million that was estimated in the 2002 Management Discussion and Analysis. Additional capital expenditures were undertaken in 2003 to support development of several new products at levels that were higher than initially forecast. Capital expenditures in 2003 consisted primarily of purchases of manufacturing machinery and equipment. The Company continues to invest in its manufacturing operations to increase productivity, improve customer service and introduce new products.



Robert V. Tubbesing
Vice President and
Chief Financial Officer

Capital expenditures in 2004 are expected to range from $50 million to $55 million. Depreciation expense on plant and equipment increased to $47.5 million in 2003 from $42.4 million in 2002 due to the capital expenditure programs undertaken in 2003 and 2002. Depreciation expense of $47.5 million in 2003 was within the range of $47 million to $48 million estimated in the 2002 Management Discussion and Analysis. Depreciation for 2004 is estimated to be in a range of $50 million to $52 million.

Business Risks and Uncertainties Masonite's strategic focus is to expand and strengthen its core business of the manufacture and sale of doors, door components and door entry systems. A market strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within various markets and by expanding market coverage through geographic diversification. During the 1990's, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite Corporation acquisition in 2001 added operations in Ireland, South Africa and South Korea. The Company's 2003 annual sales outside North America exceeded $340 million.

The Masonite group of companies obtains labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. The Company and most of its subsidiaries sell a significant portion of their products within their respective domestic markets at domestic market selling prices. In situations where import or export commitments are undertaken, the Company or its subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. Masonite's policy is not to utilize foreign exchange contracts for trading or speculative purposes. The amount of foreign exchange contracts outstanding at December 31, 2003 are described in Note 1(m) of the Consolidated Financial Statements.



Almost 100% of the Company's interest-bearing debt outstanding at December 31, 2003 carried a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 38% of the Company's outstanding interest-bearing debt carries a floating interest rate and the other 62% is effectively at fixed rates as at December 31, 2003. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that Masonite will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain markets.

The geographic breadth of the Company's facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes.

The Company's efforts to ensure environmental compliance include the review of its existing operations on an ongoing basis by its own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of Masonite's due diligence review prior to completion of acquisitions.

Sources of Cash *Fiscal Year 2003*


Proceeds from sale of assets 8%
Issue of long-term debt 1%
Issue of Common Shares 5%
Net income from Operations 86%

Uses of Cash *Fiscal Year 2003*


Repayment of long-term Debt 45%
Other 8%
Purchase of fixed assets 43%
Acquisitions 4%



Masonite has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company's ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

Masonite provides credit to its customers in the normal course of business. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's expectations. Masonite does not generally require collateral. The Company's credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite's credit risk is further minimized by insuring a significant portion of total trade receivables through the use of credit insurance.

Shareholders' Equity
(millions)


$800
700
600
500
400
300
200
100
$ 0
99
00
01
02
03

Critical Accounting Policies and Estimates Masonite's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires management to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses the Company's more critical accounting policies. These policies are important to the presentation of the operating results and financial position of the Company and require significant judgment or the use of estimates.

Inventory Masonite values its inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, the Company considers such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill The Company uses the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill as part of the purchase price. Goodwill is not amortized but instead is tested for impairment by the Company in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. Fair values of reporting



units are estimated using an income approach. In making this fair value assessment, management relies on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to management's judgment in applying them to the analysis of goodwill impairment. Since management's judgment is involved in performing goodwill valuation analyses, any change in estimates can affect the valuation of goodwill.

Income Taxes The Company's consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which Masonite conducts business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on the Company's income tax provision and net income in the period in which the determination is made.

Masonite has recorded $37.6 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, management considered such factors as projected future taxable income, the character of the income tax asset and the reversal of deferred income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets Management periodically evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors which include operating results, business plans, economic projections and anticipated cash flows. Masonite writes down long-lived assets considered to be impaired based on an undiscounted cash flow test to fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. The determination of Masonite's obligations and expenses for these plans uses several statistical and judgment factors that include the probable mortality rates of members, expected investment yields, the rates of wage and salary escalation, and expected ages at which members will retire.



These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans' net assets or net liabilities.

Stock-based Compensation Beginning January 1, 2003, the Company adopted a fair value method of accounting for all stock-based compensation payments to both employees and non-employees as discussed in Note 1(n). The determination of Masonite's obligations and compensation expense for these plans uses several mathematical and judgment factors that include: the expected volatility of the Company's common share price, the anticipated life of the option, an estimated risk free interest rate and the number of options expected to vest. These estimates may differ from actual results that will occur over the life of the option. Any difference in the number of options that ultimately vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

Recent Accounting Pronouncements In 2003, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting guideline regarding consolidation of variable interest entities ("VIEs"). This guideline requires consolidation of VIEs by the primary beneficiary and is effective for the Company's 2005 fiscal year. The adoption of this guideline is not expected to have a material effect on the Company's financial statements.

In 2003, the CICA issued new guidance on revenue recognition. This guidance is consistent with United States GAAP. It is effective for the Company beginning January 1, 2004. The Company does not expect that this guidance will have a significant effect on its revenue recognition practices.

In 2003, the CICA established standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

The CICA has established new criteria for hedge accounting that applies to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Masonite has assessed all hedging relationships to determine whether the criteria was met or not and is applying the new guidance on all new hedging contracts. To qualify for hedge accounting, the relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. All of the Company's significant current hedging relationships have been adequately documented and their effectiveness has assessed in order to meet the new hedging criteria and to meet the requirements to continue to apply hedge accounting.



In 2003, the CICA issued new standards regarding asset retirement obligations that are effective for fiscal years beginning on or after January 1, 2004. The standard establishes recognition, measurement and disclosure requirements applicable to legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operations of those assets. The Company has assessed the effect of this new standard and has determined that it will not have a significant effect on the financial statements of the Company.

There were also certain other new pronouncements issued by the Financial Accounting Standards Board in the United States that are described more fully in Note 17 to the Consolidated Financial Statements. The adoption of these other guidelines is not expected to have a significant effect on the Company's accounting policies or disclosure practices under U.S. GAAP.

Non-GAAP Financial Measures This Management Discussion and Analysis contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Debt to equity ratio is defined as interest-bearing debt, net of cash, divided by shareholders' equity. EBITDA is defined as earnings before depreciation and amortization; interest; (gain) loss on refinancing (net); other expense (income); income taxes; and non-controlling interest (see table below). EBITDA margin is defined as EBITDA divided by sales.

Reconciliation of Net Income to EBITDA

(In millions of U.S. dollars)	**2003**	2002	2001	2000	1999
Net income	**$107.7**	$89.5	$39.5	$37.6	$43.8
Non-controlling interest	**5.5**	7.7	5.3	5.3	2.9
Income taxes	**34.5**	27.9	12.9	15.2	21.2
Other expense (income)	**3.1**	-1.0	0.5	2.6	0.5
(Gain) loss on refinancing (net)	**-**	-3.0	17.4	-	-
Interest	**35.5**	43.8	32.5	23.6	18.2
Depreciation & amortization	**48.6**	44.9	35.4	25.6	23.2
EBITDA	**$234.9**	$209.8	$143.5	$109.9	$109.8

Forward-Looking Statements This Annual Report contains a number of "forward-looking statements". All statements, other than statements of historical fact, included in this Annual Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.

Quarterly Financial Information (unaudited)

(U.S. dollars in thousands, except per share data)

	First Quarter		Second Quarter	
	2003	2002	**2003**	2002
Sales	**$ 402,217**	$ 380,571	**$ 456,955**	$ 415,457
Net income for the period	**$ 20,344**	$ 16,112	**$ 27,339**	$ 22,046
Net income per share for the period, basic[2]	**$ 0.38**	$ 0.31	**$ 0.51**	$ 0.42
Net income per share for the period, diluted[2]	**$ 0.37**	$ 0.30	**$ 0.50**	$ 0.41

	Third Quarter[1]		Fourth Quarter	
	2003	2002	**2003**	2002
Sales	**$ 462,169**	$ 427,680	**$ 455,897**	$ 395,808
Net income for the period	**$ 30,790**	$ 29,176	**$ 29,198**	$ 22,209
Net income per share for the period, basic[2]	**$ 0.57**	$ 0.55	**$ 0.54**	$ 0.42
Net income per share for the period, diluted[2]	**$ 0.56**	$ 0.53	**$ 0.53**	$ 0.40

[1] Net income for 2002 includes a gain on refinancing, net of $2,990.

[2] The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003 and 2002 (In thousands of United States dollars, except earnings per share)	2003	2002
Sales	$1,777,238	$1,619,516
Cost of sales	1,380,178	1,254,208
	397,060	365,308
Selling, general and administration expenses	162,166	155,513
Income before the undernoted	234,894	209,795
Depreciation and amortization	48,561	44,855
Interest	35,536	43,767
Gain on refinancing, net (note 7)	-	(2,990)
Other expense (income)	3,145	(998)
Income before income taxes and non-controlling interest	147,652	125,161
Income taxes (note 13)	34,464	27,951
Non-controlling interest	5,517	7,667
Net income	$ 107,671	$ 89,543
Earnings per share (note 15):		
Basic	$ 2.00	$ 1.70
Diluted	$ 1.95	$ 1.65

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31, 2003 and 2002 (In thousands of United States dollars)	2003	2002
Retained earnings, beginning of year	$ 295,854	$ 206,311
Net income	107,671	89,543
Retained earnings, end of year	$ 403,525	$ 295,854

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002 (In thousands of United States dollars)		2003	2002
Assets	*Current assets:*		
	Cash	$ 129,676	$ 47,644
	Accounts receivable	258,264	197,927
	Inventories (note 3)	321,145	293,878
	Prepaid expenses	17,185	11,289
	Current future income taxes (note 13)	29,318	32,768
		755,588	583,506
	Property, plant and equipment (note 4)	752,110	711,601
	Goodwill	130,475	124,001
	Other assets (note 5)	46,663	36,569
	Long-term future income taxes (note 13)	8,315	7,114
		$1,693,151	$1,462,791

Liabilities and Shareholders' Equity

	2003	2002
Current liabilities:		
Bank indebtedness (note 6)	$ 6,608	$ 3,830
Accounts payable and accrued liabilities	301,484	241,292
Income taxes payable	27,013	4,671
Current portion of long-term debt (note 7)	35,498	35,582
	370,603	285,375
Long-term debt (note 7)	447,260	498,000
Long-term future income taxes (note 13)	106,662	98,744
Non-controlling interest	35,986	28,231
Shareholders' equity:		
Share capital (note 8)	266,870	257,325
Contributed surplus (note 8(a))	191	–
Retained earnings	403,525	295,854
Cumulative translation adjustments (note 10)	62,054	(738)
	732,640	552,441
Commitments (note 11)		
Guarantees and contingencies (note 12)		
	$1,693,151	$1,462,791

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Peter A. Crossgrove
Director

Philip S. Orsino
Director

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002. (In thousands of United States dollars)		2003	2002
Cash provided by (used in):			
Operating activities:	Net income	$107,671	$ 89,543
	Items not involving cash:		
	Depreciation and amortization	48,561	44,855
	Accretion of interest	–	7,840
	Gain on refinancing, net	–	(2,990)
	Loss (gain) on sales of assets	2,385	(441)
	Equity from investments	760	(557)
	Stock based compensation	191	–
	Future income taxes	9,082	12,044
	Pension and post retirement	(4,715)	594
	Non-controlling interest	5,517	7,667
		169,452	158,555
	Change in non-cash operating working capital:		
	Accounts receivable	(62,290)	11,538
	Inventories	(29,769)	(30,967)
	Income taxes	23,125	7,551
	Prepaid expenses	(5,977)	860
	Accounts payable and accrued liabilities	60,231	4,683
		154,772	152,220
Financing activities:	Increase (decrease) in bank and other indebtedness	2,357	(101,547)
	Proceeds from issuance of common shares	9,545	10,082
	Proceeds from issuance of long-term debt	–	550,000
	Repayment of long-term debt	(51,140)	(636,462)
		(39,238)	(177,927)
Investing activities:	Proceeds from sale of assets	13,947	103,095
	Additions to property, plant and equipment	(49,454)	(43,503)
	Acquisitions (note 2)	(4,476)	(15,991)
	Other investing activities	(8,748)	(21,804)
		(48,731)	21,797
Net foreign currency translation adjustment		15,229	10,943
Increase in cash		82,032	7,033
Cash, beginning of year		47,644	40,611
Cash, end of year		$129,676	$ 47,644

Supplemental cash flow information (note 14)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

The primary business activity of Masonite International Corporation ("the Company") is the manufacture and sale of doors, door components and door entry systems.

1. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, as disclosed in note 17. A summary of the significant accounting principles adopted by the Company is as follows:

(a) *Principles of consolidation:*

The consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. Intercompany accounts and transactions have been eliminated upon consolidation.

(b) *Cash:*

Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

(c) *Inventories:*

Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost (comprised of materials and conversion costs) and net realizable value. Cost is determined on a first-in, first-out basis. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience.

(d) *Investments:*

Long-term investments over which the Company has significant influence are recorded on the equity basis. The investments include the Company's share of undistributed earnings since acquisition and are reduced by the Company's share of dividends paid. Investments are written down when there is evidence that a decline in value is other than temporary. Equity income is included in other income on the consolidated statements of income.

(e) *Property, plant and equipment:*

Property, plant and equipment are stated at cost. Depreciation is provided on the carrying values of buildings and equipment by the straight-line method based on the estimated useful lives as follows:

Buildings	20 - 40 years
Machinery and equipment	5 - 25 years

Improvements and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. When assets are retired or otherwise disposed of, their carrying values and accumulated depreciation are removed from the accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1. Significant accounting policies: (continued)

An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Impairment recognized, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Specified criteria must be met for classifying an asset as held-for-sale. In addition, assets classified as held-for-sale which must be measured at the lower of their carrying amounts or fair value, net of estimated disposal costs.

(f) *Goodwill:*

The Company uses the purchase method of accounting for all business combinations. The Company evaluates all business combinations for intangible assets that should be recognized and reported apart from goodwill. Shares issued in business combinations are measured using an average share price for a reasonable period before and after the date the terms of the acquisition are agreed and announced.

Effective January 1, 2002, goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill.

The Company has applied the above standards to all business combinations. No adjustment to the carrying value of goodwill was required as a result of a transitional goodwill impairment test conducted January 1, 2002 and no reclassification from goodwill to intangibles was required on that date.

The Company has completed the annual impairment test for its reporting units and has determined that there is no impairment of goodwill. Accumulated amortization of goodwill is $12,382.

(g) *Deferred Charges:*

Deferred charges primarily represent deferred financing costs, patents and trademarks. Deferred financing costs are amortized over the term of the loan. Patents and trademarks are amortized over their expected useful life.

(h) *Future income taxes:*
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded to reduce future tax assets to an amount that is anticipated to be realized on a more likely than not basis.

(i) *Employee future benefits:*
The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management's best estimates of the pension plans' expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of the members. The average remaining service life of the members is 13 years for the pension plan and 15 years for the other employee post retirement benefits plan for 2003 and 2002.

Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The difference between pension cost, determined on an accounting basis, and the funding of pension costs, as required by regulatory authorities, gives rise to a timing difference in the recognition of pension expense, which appears on the consolidated balance sheets as a pension asset (note 5).

When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs.

The Company is responsible for continuing to provide health care and life insurance benefits for certain retired employees. The amount of the accumulated post-retirement benefits obligation has been actuarially determined and benefit costs are charged against the obligation as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1. Significant accounting policies: (continued)

(j) *Earnings per share:*
Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k) *Currency translation:*
The accounts of certain self-sustaining foreign operations of the Company are maintained in functional currencies other than the U.S. dollar. Assets and liabilities have been translated into U.S. dollars at exchange rates prevailing at the end of the year and results of operations at the average exchange rates for the period. Unrealized exchange gains and losses arising on the translation of the financial statements of the Company's non-U.S dollar functional currency operations are accumulated in the cumulative translation adjustments account in shareholders' equity.

(l) *Use of estimates:*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the net realizable value of inventories, the determination of obligations under employee future benefit plans, the determination of stock-based compensation, the determination of fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets as well as determination of impairment thereon, and recoverability of future income tax assets. Actual results could differ from those estimates.

(m) *Financial instruments:*
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(i) *Fair values:*
The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair values because of the near-term nature of these instruments.

The carrying values of interest-bearing amounts, including long-term debt, approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

Other financial instruments held or issued by the Company include other current and long-term receivables. The Company does not have plans to sell these financial instruments to third parties and will realize or settle them in the ordinary course of business. No quoted market prices exist for these instruments because they are not traded in an active and liquid market. Accordingly, the fair values of these amounts are not readily determinable.

(ii) Credit risk:

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers and the availability of credit insurance.

In determining the amount of the allowance, factors including, but not limited to, the following are considered: the aging of the receivables, customer and industry concentrations, current business environment, credit insurance available and historical experience. Credit risk exists in the Company's interest rate swap agreement in the event of non-performance by the counterparty; however, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

(iii) Financial instruments:

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company's policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company's long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company's purchases of materials and sale of goods in foreign currencies.

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1. Significant accounting policies: (continued)

(iii) Financial instruments (continued):

Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. The forward premium or discount on forward currency exchange contracts is amortized over the term of the forward contract. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At year-end, the unrealized gain or loss associated with these financial instruments has not been reflected in the consolidated financial statements In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred and amortized over the original contractual life of the hedging item.

The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. At December 31, 2003, unrealized gains totalled $625 (2002 - $1,501) and unrealized losses totalled $1,353 (2002 - $489). In 2003, the Company had forward contracts in place to sell UK pound sterling in the amount £6,000 in exchange for U.S. dollars over a period of 12 months at an average exchange rate of $1.6666; and £18,000 in exchange for euros over a period of 12 months at an average exchange rate of £1.4071. In addition, the Company had forward contracts in place to sell U.S. dollars in exchange for Canadian dollars in the amount of U.S. $2,000 over a period of 5 months at an average exchange rate of $1.5980.

(n) Stock-based compensation:

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method.

Prior to January 1, 2003, the Company accounted for stock options that were settled by the issuance of common shares as capital transactions and no compensation cost was recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included. Pro forma compensation cost under the fair value method is amortized over the vesting period.

Effective January 1, 2003, the Company adopted the revised guidance for stock based compensation, which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees, and non-employees. The Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003, and accordingly, has recorded the compensation expense in the year. The estimated fair value of the stock option awards is amortized to income on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model.

(o) *Revenue recognition:*
Revenue is recognized when persuasive evidence of an arrangement exists, performance has occurred, the earnings process is complete and title has passed to the customer. The Company has no further performance obligations other than its customary manufacturing warranty.

(p) *Recently issued accounting standards:*
In 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entites ("AcG 15"). AcG 15 requires the consolidation of variable interest entities ("VIEs) by the primary beneficiary. A VIE is an entity which has insufficient equity at risk to finance its operations without additional subordinated financial support from other parties, and/or an entity for which the group of holders of the equity investment at risk lack one or more specified characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. AcG 15 is effective for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In 2003, the Emerging Issues Committee of the CICA issued new guidance on revenue recognition. This guidance is consistent with United States GAAP. It is effective for the Company beginning January 1, 2004. The Company does not expect that this guidance will have a significant effect on its revenue recognition practices.

In 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1. Significant accounting policies: (continued)

accounting and is effective for the Company's 2004 fiscal year. The Company has reassessed all hedging relationships to determine whether the criteria are met and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. All significant current hedging relationships have been adequately documented and effectiveness has been assessed in order to comply with the requirements to continue to apply hedge accounting when AcG 13 becomes effective.

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which is effective for fiscal years beginning on or after January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it will have no significant impact on the financial statements of the Company.

2. Acquisitions and disposals:

The following is a summary of acquisitions in 2003 and 2002:

	2003	2002
Current assets, less cash of $57 (2002 - $677)	$ 1,986	$ 8,894
Property, plant and equipment	602	53,274
Other assets	–	479
Goodwill	2,801	2,683
Current liabilities assumed	(1,614)	(3,706)
Long-term debt assumed	(151)	(25,040)
Future income taxes	(78)	8,581
	3,546	45,165
Non-controlling interest	–	8,681
Cost of original equity investment	–	(27,995)
	$ 3,546	$ 25,851
Consideration:		
Cash	$ 2,934	$ 15,991
Common shares	–	9,060
Note payable	612	800
	$ 3,546	$ 25,851

During 2003, the Company purchased 100% of the shares of a door pre-hanger for consideration of $3,546 and increased its ownership percentage in a less than wholly owned subsidiary for cash consideration of $1,542. The note payable issued as consideration in 2003 is non-interest bearing and is payable over 3 years.

In 2003, the Company disposed of the net assets of its Lisbon Falls manufacturing facility located in the U.S. for cash consideration of $9,739. The Company also disposed of its interest in another less than wholly owned subsidiary for cash consideration of $192.

During 2002, the Company purchased the remaining interest in four less than wholly owned companies and acquired the shares of one company. Consideration for these acquisitions was paid in a combination of cash, common shares of the Company and a note payable. The note payable issued as consideration in 2002 was paid in 2003.

Of the total goodwill of $2,801 (2002 - $2,683), $Nil (2002 - $2,683) is related to the North American segment. It is expected that $612 (2002 - $2,683) will be deductible for income tax purposes. None of this goodwill was amortized.

3. Inventories:

	2003	2002
Raw materials	$ 198,552	$ 176,940
Finished goods	122,593	116,938
	$ 321,145	$ 293,878

4. Property, plant and equipment:

2003	Cost	Accumulated Depreciation	Net Book Value
Land	$ 49,277	$ –	$ 49,277
Buildings	217,082	35,923	181,159
Machinery and equipment	709,833	188,159	521,674
	$ 976,192	$ 224,082	$ 752,110

2002	Cost	Accumulated Depreciation	Net Book Value
Land	$ 46,200	$ –	$ 46,200
Buildings	202,455	28,777	173,678
Machinery and equipment	633,027	141,304	491,723
	$ 881,682	$170,081	$ 711,601

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

5. Other assets:

		2003		2002
Deferred charges, less accumulated amortization of $1,834 (2002 - $702)	$	11,442	$	9,822
Equity investments		15,334		13,551
Long-term receivables		11,345		9,942
Pension asset (note 9(a))		8,542		3,254
	$	46,663	$	36,569

Included in long-term receivables is $6,997 (2002 - $7,442) receivable over the next nine years pursuant to a royalty agreement and a $2,500 non-interest bearing receivable due in 2005.

In 2003, the Company increased its equity interest in the shares of a door manufacturing and distribution facility headquartered in Israel for consideration of $1,072. During 2002, the Company made an equity investment in the shares of a door component manufacturing entity for consideration of $9,600.

6. Bank indebtedness:

The Company has a $100,000 revolving term loan available as part of its banking arrangements. The loan bears interest at LIBOR plus 2.25% and is secured by fixed and floating charges over substantially all the Company's assets. There were no amounts outstanding on this loan at December 31, 2003 or 2002. Certain of the Company's subsidiaries also have credit facilities with local lenders. These facilities are secured by a fixed and floating charge over the assets of the respective subsidiaries and are non-recourse to the parent company.

7. Long-term debt:

	2003	2002
Bank term loan, bearing interest at LIBOR plus 2.25% (2002 - 2.5%), due August 31, 2006	$ 34,418	$ 68,798
Bank term loan, bearing interest at LIBOR plus 2.75% (2002 - 2.75%), due August 31, 2008	425,181	435,156
Bank term loan, bearing interest at LIBOR plus 2.75% (2002 – 3.50%), due June 28, 2007	20,000	25,000
Other loans, at various interest rates and maturities	3,159	4,628
	482,758	533,582
Less current portion	35,498	35,582
	$447,260	$ 498,000

7. Long-term debt: (continued)

The aggregate amount of principal repayments required in each of the next five years is as follows:

2004	$ 35,498
2005	19,705
2006	9,950
2007	114,441
2008	302,632

Interest on long-term debt for the year ended December 31, 2003 was $31,953 (2002 - $34,553).

The Company has entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. At December 31, 2003, a total of $293,750 (2002 - $318,750) of floating rate debt has been converted into fixed rate debt at a weighted average interest rate of 7.6% (2002 - 7.5%). These agreements mature at various dates through 2006. At December 31, 2003, these agreements had a fair value of $274,585 (2002 - $293,959).

Additional repayment of bank term loans may be required depending on the generation of excess cash flow as defined in the credit agreement. The bank facilities are secured by fixed and floating charges over substantially all of the Company's assets.

In July of 2002, the Company entered into an amended and restated credit agreement that constituted a settlement of the previous bank facilities resulting in the write off of financing costs of $17,566. The Company used the proceeds from the refinancing to retire existing indebtedness that had a carrying amount of $125,556 for $105,000 resulting in a gain on settlement of $20,556.

8. Share capital:

	2003	2002
Authorized:		
Unlimited first preference shares, issuable in series and non-voting with rights, privileges and restrictions to be fixed by the directors		
Unlimited common shares		
Issued:		
54,433,799 common shares (2002 - 53,409,349)	**$266,870**	$257,325

In May 2003, the Company's shareholder rights plan expired and was not renewed.

(a) Stock option plans

The Company provides a stock option plan to allow management and key employees to purchase shares of the Company. At December 31, 2003, options to purchase 2,743,750 common shares (2002 - 3,657,200) at an average option price of $12.20 (2002 - $9.30) per share were outstanding. The term of each option is 10 years and the vesting period is three years. The exercise price for options is the closing share price of the Company on The Toronto Stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

8. Share capital: (continued)

Exchange on the day prior to the grant date. The options have expiry dates through 2013. The number of options exercisable at December 31, 2003 was 2,461,840 (2002 - 3,233,425) at an average price of $11.52 (2002 - $8.67). During the year, 113,000 options (2002 - 632,500) were granted at an average exercise price of $20.08 (2002 - $14.11) per share and 2,000 (2002 - 77,000) options were forfeited at an average exercise price of $15.90 (2002 - $9.09). A total of 1,024,450 common shares (2002 - 1,208,800) were exercised under the option plan at an average price of $9.32 (2002 - $6.96) per share for proceeds of $9,545 (2002 - $8,412).

In 2003, the Company adopted on a prospective basis requirements for fair value accounting for stock based compensation. The weighted average assumptions used in the determination of the fair value of stock based compensation are as follows:

	2003	2002
Risk-free rate	4.4%	5.3%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company's shares	32%	32%
Expected option life (in years)	5	7
Weighted-average grant date fair values of options issued	$7.23	$6.42

For options granted in 2003, the Company recognized $191 relating to the fair value of the compensation. For options granted in 2002, the pro forma disclosure relating to the fair value of the compensation is as follows:

	2003	2002
Net income as reported	**$107,671**	$89,543
Deduct: Stock-based compensation costs using fair-value method, net of tax	**(1,060)**	(1,697)
Pro forma net income	**$106,611**	$87,846

	2003	2002
Net income per share:		
Basic – as reported	**$2.00**	$1.70
Basic – pro forma	**$1.98**	$1.67
Diluted – as reported	**$1.95**	$1.65
Diluted – pro forma	**$1.93**	$1.62

8. Share capital: (continued)

Information with respect to outstanding options is as follows:

Options outstanding				Options exercisable	
Range of exercise price	Number outstanding	Average remaining contractural life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$6.67-$ 9.88	761,900	2.13	$ 8.77	761,900	$ 8.77
10.11- 12.65	1,244,000	4.14	11.07	1,244,000	11.07
17.02- 21.14	737,850	8.88	17.65	455,940	17.36
	2,743,750			2,461,840	

During 2002, the Company issued 623,571 common shares with an ascribed value of $9,060 in connection with the acquisitions described in note 2. Also in 2002 an additional 125,000 shares with an ascribed value of $1,921 were issued in connection with a previous acquisition, which has been included in goodwill.

In 2002, 200,000 warrants for common shares at $8.35 per share were exercised for proceeds of $1,670. There were no warrants outstanding at December 31, 2003 or 2002.

(b) Other stock-based compensation plan
In 2003, the Company adopted a Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plan for certain key senior executives. Under this plan, the RSU's vest over three years and the DSU's vest immediately, but are payable only on retirement. Both instruments are settled in cash. The Company records compensation expense for RSU's evenly over the three year vesting period and for DSU's immediately. Total compensation expense recorded was $3,588 in 2003, (2002 - $Nil).

9. Employee future benefits:

(a) Defined contribution plans:

For certain subsidiaries the Company matches a portion of employee contributions to defined contribution retirement. Total contributions by the Company in 2003 were approximately $5,322 (2002 - $2,845).

(b) Defined benefit plans:
Certain of the Company's subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company's defined benefit plans is as follows:

	2003	2002
Fair value of plan assets, beginning of year	**$ 57,163**	$ 48,780
Actual return on plan assets	**9,827**	8,383
Benefits paid	**(1,883)**	-
Fair value of plan assets, end of year	**$ 65,107**	$ 57,163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

9. Employee future benefits: (continued)

	2003	2002
Accrued benefit obligation, beginning of year	$ 50,514	$ 45,637
Current service cost	1,730	1,623
Interest cost	3,399	3,528
Actuarial loss	12,212	2,781
Benefits paid	(1,883)	–
Plan amendments	–	1,777
Curtailments	(9,407)	(4,832)
Accrued benefit obligation, end of year	$ 56,565	$ 50,514

Plan funded status:		
Surplus, end of year	$ 8,542	$ 6,649
Unrecognized prior service cost	–	1,193
Unrecognized net gain	–	(4,588)
Pension asset, end of year	$ 8,542	$ 3,254

Pension expense:		
Current service cost	$ 1,730	$ 1,623
Interest cost	3,399	3,528
Expected return on plan assets	(3,974)	(3,655)
Net amortization of prior service cost and curtailments	95	(1,616)
Curtailment gain	(6,538)	–
Net pension income	$ (5,288)	$ (120)

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as at December 31):

Discount rate	6.00%	6.75%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	Nil	4.50%

The Company also maintains certain other defined benefit plans, principally in the U.K. which have been curtailed in prior years and for which the net pension liability is not significant.

9. Employee future benefits: (continued)

(c) Post-retirement benefits

Certain of the Company's subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company's post retirement benefit plans is as follows:

	2003	2002
Accrued benefit obligation, beginning of year	$ 5,095	$ 3,476
Current service cost	306	429
Interest cost	267	283
Actuarial loss (gain)	(450)	907
Accrued benefit obligations, end of year	$ 5,218	$ 5,095
Plan funded status:		
Deficit, end of year	$ (5,218)	$(5,095)
Unrecognized net loss	454	904
Accrued benefit liability, end of year	$ (4,764)	$(4,191)

Accrued benefit liabilities are included in accounts payable and accrued liabilities.

	2003	2002
Other future employee benefits expense:		
Current service cost	$ 306	$ 429
Interest cost	267	283
Amortization of net loss	–	2
Other future employee benefits expense	$ 573	$ 714

The discount rate used in measuring the Company's accrued benefit obligation is 6.00% (2002 - 6.75%). A 5.00% annual rate of increase in the per capita cost of covered health care was assumed.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. This Legislation expanded Medicare to include, for the first time, coverage for prescription drugs. The Company sponsors retiree medical programs for certain of its locations and the Company expects that this legislation will eventually reduce the Company's cost for some of these programs. At present, no analysis of the potential reduction in the Company's costs or obligations has been performed. Under the Company's accounting policy, the financial effect of this legislation is to be reflected during fiscal 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

10. Cumulative translation adjustments:

This account represents the cumulative unrealized foreign currency translation gain on the Company's net investment in self-sustaining foreign operations. Changes during the year are as follows:

	2003	2002
Balance, beginning of year	$ (738)	$ (37,351)
Unrealized gain on translation of net investments	62,792	36,613
Balance, end of year	$ 62,054	$ (738)

11. Commitments:

Future minimum payments, by year, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

2004	$ 14,893
2005	9,763
2006	6,885
2007	5,368
2008	3,832
Thereafter	10,982
	$ 51,723

12. Guarantees and Contingencies:

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or liquidity.

The company is a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8.9 million. The counterparty to the transaction is required to replace the Company's letters of credit by March 2004. In the event that the counterparty does not replace the Company's letters of credit by that date, the Company's liability as a guarantor could be invoked. No liability has been recorded with respect to this guarantee as the likelihood of non-performance is remote. In addition, the Company would have full legal recourse and holds certain collateral in the form of outstanding accounts payable that could be used to offset amounts paid.

13. Income taxes:

	2003	2002
Current	$25,382	$15,907
Future	9,082	12,044
	$34,464	$27,951

The effective rates of income taxes provided in the consolidated statements of income vary from the combined Canadian federal and provincial statutory income tax rates as follows:

	2003		2002	
	Amount	% of pre-tax income	Amount	% of pre-tax income
Income tax computed at statutory income tax rate	$52,859	35.8	$47,186	37.7
Reduction in rate of tax due to income earned in foreign jurisdictions	(14,197)	(9.6)	(14,899)	(11.9)
Reduction for manufacturing and processing in Canada	(671)	(0.5)	(715)	(0.6)
Change in valuation allowance	(1,484)	(1.0)	(974)	(0.8)
Gain on refinancing, net	–	–	(2,500)	(2.0)
Other	(2,043)	(1.4)	(147)	(0.1)
	$34,464	23.3	$27,951	22.3

Future income tax assets arise from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as presented below:

	2003	2002
Future tax assets:		
Non-capital loss carryforwards	$ 31,502	$ 31,779
Capital loss carryforwards	3,111	–
Intangibles	4,271	9,076
Expenses not currently deductible for tax purposes	29,318	31,526
Other	4,093	–
	72,295	72,381
Valuation allowance	(8,732)	(6,957)
	63,563	65,424
Future tax liabilities:		
Plant and equipment	(116,886)	(105,572)
Pension asset	(3,417)	(1,302)
Other	(12,289)	(17,412)
	(132,592)	(124,286)
Net future tax liability	$ (69,029)	$ (58,862)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

14. Supplemental cash flow information:

	2003	2002
Interest paid	$ 38,704	$ 33,342
Income taxes paid	16,925	14,215
Income tax refunds	14,979	5,300
Common shares issued in connection with business combinations	–	10,981
Notes issued in connection with business combinations	612	800

15. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2003	2002
Net income	$ 107,671	$ 89,543
Weighted average number of common shares outstanding:		
Basic	53,857,000	52,628,000
Effect of share options and warrants	1,462,000	1,694,000
Diluted	55,319,000	54,322,000
Earnings per share:		
Basic	$ 2.00	$ 1.70
Diluted	1.95	1.65

In 2003 and 2002, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the reporting year.

16. Segmented information:

The Company manages its operations on a geographic basis and determines its operating segments accordingly. The performance of the geographic segments is monitored on the basis of sales and operating income. In 2003, the Company modified the manner in which the geographic segments are aggregated. Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

Geographic segment data	2003	2002
Sales:		
North America	$ 1,434,055	$ 1,325,396
Europe and other	380,573	320,018
Intersegment	(37,390)	(25,898)
	$ 1,777,238	$ 1,619,516
Operating income:		
North America	$ 179,142	$ 165,331
Europe and other	37,580	28,511
	$ 216,722	$ 193,842
Expenses:		
General	30,389	28,902
Interest	35,536	43,767
Other expense (income)	3,145	(998)
Debt extinguishment costs	–	(2,990)
Income taxes	34,464	27,951
Non-controlling interest	5,517	7,667
	109,051	104,299
Net income	$ 107,671	$ 89,543
Identifiable assets:		
North America	$ 1,088,486	$1,029,127
Europe and other	358,962	327,918
Corporate assets, including cash	245,703	105,746
	$ 1,693,151	$1,462,791

The Company derives revenue from two major product lines, interior and exterior products as follows:

Product line segment data	2003	2002
Sales:		
Interior products	$ 1,164,563	$1,074,826
Exterior products	612,675	544,690
	$ 1,777,238	$1,619,516

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

16. Segmented information: (continued)

Included in sales in 2003 and 2002 are export sales from North America of $15,987 and $16,716, respectively, and from Europe and other of $42,597 and $40,761, respectively. Transfers between geographic regions and product lines are accounted for at the same prices as sales to customers outside the enterprise. Included in sales in 2003 and 2002 are sales from facilities in Canada to all external customers of $380,000 and $369,000, respectively. Included in sales in 2003 and 2002 are sales to one customer of $378,000 and $334,000, respectively. Depreciation and amortization in 2003 and 2002 in North America was $32,890 and $32,381, respectively, and in Europe and other was $15,671 and $12,474, respectively.

Capital assets employed in Canada, North America and Europe and other in 2003 were $84,163, $473,230 and $278,880, respectively, and in 2002 were $73,983, $460,601 and $251,000, respectively. Capital expenditures in North America and Europe and other in 2003 were $38,705 and $10,749, respectively, and 2002 were $35,216 and $8,287, respectively. Equity investments in North America and Europe and other in 2003 were $11,381 and $3,953, respectively, and in 2002 were $10,230 and $3,321, respectively. Goodwill in Canada, North America and Europe and other in 2003 was $26,442, $120,578 and $9,897, respectively, and in 2002 was $23,117, $119,292 and $4,709, respectively.

17. Reconciliation of Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company's consolidated financial statements.

If United States GAAP were applied, net income for the year would be adjusted as follows:

	2003	2002
Net income based on Canadian GAAP	**$107,671**	$ 89,543
Effect of SFAS 133, net of tax	**2,318**	(13,835)
Net income based on United States GAAP	**$109,989**	$ 75,708
Earnings per share under United States GAAP	**$ 2.04**	$ 1.44
Diluted earnings per share under United States GAAP	**1.99**	1.39

U.S. Accounting Standard SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Since the criteria under United States GAAP was not met prior to the establishment of these financial instruments, any change in fair value of these financial instruments is reported in income. The Company has complied with this criteria under Canadian GAAP (see note 1(m)).

17. Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

United States GAAP requires that depreciation and amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of income before depreciation and amortization.

Comprehensive income under United States GAAP is as follows:

	2003	2002
Net income based on United States GAAP	$109,989	$ 75,708
Foreign currency translation adjustment	62,792	36,613
Comprehensive income based on United States GAAP	$172,781	$112,321

Consolidated balance sheets:
As a result of the differences in the method of adoption of CICA recommendations and SFAS 109, "Accounting for Income Taxes", at December 31, 2003, goodwill on acquisitions net of accumulated amortization and retained earnings would have increased by $9,651 in 2003 and 2002.

Recognition of the Company's financial instruments pursuant to SFAS 133 on the consolidated balance sheets would have increased current assets by $584 (2002 - $1,012), current liabilities by $210 (2002 - $380), long-term liabilities by $19,165 (2002 - $24,791), non-controlling interest by $154 (2002 - $201), long-term future tax assets by $6,324 (2002 - $9,421) and decreased retained earnings by $12,621 (2002 - $14,939).

Consolidated statements of cash flows:
United States GAAP does not permit the disclosure of a subtotal for cash provided by operating activities before the effect of changes in working capital.

Recently issued accounting standards:

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing January 1, 2003. There was no significant impact on the Company's financial position, results of operations or cash flows upon adoption of this standard.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Prior standards required only a commitment to an exit or disposal plan in order to recognize the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. There was no significant impact on the Company's financial position, results of operations, or cash flows upon adoption of this standard.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

17. Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others", which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company's year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its financial statements. See note 12. The Company was not impacted by the measurement requirements of FIN 45 in 2003.

In January 2003, FASB issued FIN 46, " Consolidation of Variable Interest Entities" which was revised in December 2003. FIN 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's returns or both. The consolidation provisions of FIN 46 are effective for new variable interest entities created after January 31, 2003, and are applicable to existing entities of foreign private issuers as of January 1, 2004. This standard is not expected to have a significant impact on the Company's financial statements under U.S. GAAP.

During 2003, the FASB issued SFAS No. 150. "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The standard is effective for the Company's U.S. GAAP reporting for the year commencing January 1, 2004 and requires presentation as a liability for instruments that meet certain criteria. This standard is not expected to have a significant impact on the Company's financial statements under U.S. GAAP.

18. Subsequent event:

On March 2, 2004, the Company completed the purchase of the entry door business of The Stanley Works. The purchase price was approximately $161 million and was settled in cash.

19. Comparative figures:

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and information in the MD&A include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality. Other financial information in the annual report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company's independent auditors, KPMG LLP have audited and reported on the Company's consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors is composed of unrelated directors and meets periodically with the independent auditors and management representatives to review the consolidated quarterly and annual financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP's audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these financial statements.

Philip S. Orsino
President and Chief Executive Officer

Robert V. Tubbesing
Vice President and Chief Financial Officer

February 10, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Masonite International Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Toronto, Canada
February 10, 2004
(except with respect to Note 18 which is as of March 2, 2004)

Corporate Directory

Directors

Howard L. Beck, Q.C.[1][2][3]
Corporate Director

John J. Berton[1]
President
Starlaw Holdings Limited

John M. Cassaday[1]
President and Chief Executive Officer
Corus Entertainment Inc.

Peter A. Crossgrove[2][3]
Corporate Director
Chairman of the Board
Masonite International Corporation

Fredrik S. Eaton, O.C., O.Ont.[3]
Chairman
White Raven Capital Corp.

Alan R. McFarland[2]
Managing Member
McFarland Dewey & Co., LLC

Philip S. Orsino
President and Chief Executive Officer
Masonite International Corporation

Joseph L. Rotman[1]
Chairman & CEO
Roy-L Capital Corporation

Saul M. Spears[3]
Corporate Director

Corporate Officers

Philip S. Orsino
President and Chief Executive Officer

Robert V. Tubbesing
Vice President and Chief Financial Officer

Harley Ulster
Executive Vice President General Counsel and Corporate Secretary

Lawrence P. Repar
Executive Vice President and Group Chief Operating Officer

James U. Morrison
Executive Vice President and Group Chief Operating Officer

Leo E. Serio
Vice President, Sourcing & Procurement

Wilfred A. Curtis
Vice President, Risk Management

Paul A. Bernards
Vice President and Corporate Controller

Christopher A. Virostek
Controller, Financial Reporting

Brenda L. Brogden
Director, Administration

Auditors

KPMG LLP

Bankers

SunTrust Bank
BMO Financial Group
Scotiabank

Legal Counsel

Davies, Ward, Phillips & Vineberg LLP
Holland & Knight LLP

Stock Listing

The Toronto Stock Exchange (MHM)
New York Stock Exchange (MHM)

Transfer Agents and Registrars

Computershare Trust Company of Canada Inc.
Computershare Trust Company, Inc.

Corporate Offices

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

1 North Dale Mabry
9th Floor
Tampa, Florida
33609

Committees

(1) Member of the audit committee

(2) Member of the human resource and compensation committee

(3) Member of the nominating and corporate governance committee

Masonite believes it is important to support the communities in which it operates. Listed below are some of the organizations the Company supports through the Masonite Foundation and locally through its individual facilities worldwide:

Abbotsford Minor Hockey
Adopt a School
Alzheimer Society
American Brain Tumor Association
American Cancer Society
American Diabetes Association
American Heart Association
Annaduff Gaelic Athletic Association
Association for Excellence in Education
Association for Retarded Citizens
Association Quebecoise de la Fibrose Kystique
Aughawillian Ladies GAA
Ballinamore Community Games Soccer Team
Ballinamore Golf Club
Best Foundation (Mission School District)
Bhanoyi Secondary School
Big Brothers Big Sisters
B.C. Children's Hospital Foundation
Boy Scouts of America
Breffni Players
Breezneez Theatre Company
Canadian Cancer Society
Canadian Opera Company
CD Howe Institute
Camlin & District Anglers Club
Cancer Research UK
Carrick Town Soccer Club
Central DuPage Hospital
Centre for Women
Chamble Commerce de la region de Berthier
Charities of Monterrey
Chevalier de Colomb
Children's Anticancer Alliance
City of Children, Monterrey
City of Hope
Cld D'Autray
CPA Berthier
Create Africa South Trust
Cystic Fibrosis Trust
Danville Life Saving Crew
Delnor-Community Health Care Foundation
DHI Education Foundation
Dickson County High School Band Boosters
Domestic Abuse Family Shelter
Drug & Alcohol Abuse Manual
Edilini Primary School
Education Edge
Elphin Gaelic Athletic Association
Elsie Mtshali School
Enhlanganisweni Primary School
Epilepsy Toronto
Estcourt High School
Estcourt Primary School
Estcourt Secondary School
Firefighters Charitable Fund
Focus Ireland
Forderville Primary School
Foundation de Chsld
Fraternal Order of Police
Fundulwazi Primary School
Geisinger Foundation
Gestion info Concept
Girl Scouts of America
Girls and Boys Club of America
GOAL
Groupe Marchands Membres
Habitat for Humanity
Haleyville Public School System
Haricot Magique
Irish Cancer Society
Irish National Youth Dance Company
John Glenn School System
Junior Achievement
Kids with Cancer Society
Kilmore Gaelic Athletic Club
Kwazulu Natal Cerebal Palsy Association
La Fondation du Carrefour santé du Granit
Leitrim Arts Day
Leitrim Gaelic Athletic Association
Leitrim Golf Classic
Leukemia and Lymphoma Society
Literacy Volunteers of America
Little Elephant Training Centre
Make a Wish Foundation
Maison de la Famille Berthier
March of Dimes
Marionjoy Rehabilitation Hospital and Clinics
Martin House Hospice
Masonite Trust in South Africa
McMaster Hospital
McMaster University – Oncology Nursing Program
Milner Gardens & Woodland Society
Mississippi Association for the Deaf
M L Sultan School
Montignac School Foundation
Monterrey Green Cross
Mount Sinai Hospital
Msunduzi Hospice Association
Multiple Sclerosis Society
Muscular Dystrophy Assocation
National Council for the Blind
New Dawn Institute
North Western Health Board
Ntabakunuka Primary School
Omnium de Golf EBI (Aidons la Jeunesse)
Opportunities for Disabled
Oxfam Ireland
Page County Rural Health Center
Pennsylvania Cystic Fibrosis
Pennsylvania Local Fire Departments
Pine Tree Society for Handicapped Children and Adults
Point Township Police Department
Princess Margaret Hospital Foundation
Project Access
Red Cross
Rotary Club of Mullingar
Rynn Shannon & District Angling Club
Safety Village of Wayne County
Samaritans
Societe Alzheimer de Lanaudiere
Societe Canadienne de Cancer
Southern Illinois University Foundation
Soutien Financier (Hema Quebec)
Special Olympics
Special Olympics of Pennsylvania
St. Georges Primary School
St. John Ambulance Foundation
St. Judes Children's Hospital
St. Patrick's Hospital Patient Comfort Fund
Stanley Volunteer Rescue Squad
Surrey Fire Fighters Charitable Society
The Credit Valley Hospital Foundation
The Estcourt Hospice
The Highway Hospice Association
The National Children's Cancer Society
Tinytots Playgroup & After School Club
Toronto General and Western Hospital Foundation
Torpedo Basketball Club
Tournoi de Golf de Optimistes
Toys for Tots
UK Children in Need
Umtshezi Crafts
Un Techo para Chile
United Cerebral Palsy Association of South Africa
United Way
University of Toronto
Vancouver East Rotary Scholarship Foundation
Ville de Berthierville (Rendez-Vous)
Western Alzheimers Association

Masonite International Corporation

1600 Britannia Road East
Mississauga, ON
Canada
L4W 1J2
(905) 670-6500

1 North Dale Mabry
9th Floor
Tampa, FL
U.S.A.
33609
(813) 877-2726

www.masonite.com

Printed in Canada on recycled paper

Masonite®

Masonite International Corporation